AnorMED Inc.
200 — 20353 64th Ave	TEL (604) 530-1057
Langley, British Columbia	FAX (604) 530-0976
Canada V2Y 1N5	www.anormed.com

NEWS RELEASE
ANORMED AND GENZYME REACH AGREEMENT ON ACQUISITION
Genzyme to Gain Late-Stage Transplantation Product Candidate

For Immediate Release:	October 17, 2006
Vancouver, British Columbia – Genzyme Corporation (NASDAQ: GENZ) and AnorMED Inc. (NASDAQ: ANOR; TSX: AOM) announced today that they have executed a mutually beneficial support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at US$13.50 per outstanding share, or approximately US$580 million.
Through this transaction, Genzyme is acquiring MOZOBIL, a leading late-stage product candidate in development for hematopoietic stem cell transplantation. MOZOBIL is being tested in Phase III clinical trials and is expected to launch in 2008.
“We are very pleased to have reached agreement with AnorMED, and look forward to completing the development and commercialization of MOZOBIL,” stated Henri A. Termeer, chairman and chief executive officer of Genzyme Corporation. “We believe that MOZOBIL will be an important therapeutic advance in the field of stem cell transplantation, and are eager to utilize our global clinical, regulatory and commercial infrastructure to ensure that it reaches patients around the world. This is a strategic fit for us that complements our existing transplant and oncology businesses.”
Kenneth Galbraith, the Chairman of the Board and Interim Chief Executive Officer of AnorMED, said “AnorMED’s Board of Directors, in consultation with its Strategic Initiatives Committee and with the advice of its financial and legal advisors, believes the amended US$13.50 per share offer represents the best alternative currently available to AnorMED shareholders and provides a certain and fair value for AnorMED shareholders. The Board unanimously recommends that AnorMED shareholders accept and tender their shares to the amended Genzyme offer.”
Kenneth Galbraith and the Baker Bros. affiliates have signed shareholder support agreements with Genzyme to tender their shares to Genzyme’s amended bid when it is filed, subject to their ability to withdraw such support in the event of a superior competing proposal prior to the expiry of the Genzyme offer.
MOZOBIL Development
Genzyme plans to commercialize MOZOBIL through its existing global transplant business to hematologists and bone marrow transplant centers in more than 50 countries throughout the world.
MOZOBIL has been shown in multiple earlier studies to rapidly increase the number of stem cells in circulation in the blood, an important step in preparing a patient for a stem cell transplant. Increasing the number of stem cells collected can improve patient outcomes in two ways: by helping patients who were previously not eligible to meet the target ranges needed for a transplant; and by raising the level of stem cells collected in those already eligible, thereby improving the viability of the transplant.
According to Genzyme, approximately 55,000 stem cell transplants are performed each year for multiple myeloma, non-Hodgkin’s lymphoma, and other conditions in markets where Genzyme has a commercial infrastructure, including the United States, Europe, Latin America and the Asian Pacific countries. A majority of these patients could potentially benefit from the use of MOZOBIL.
Enrollment is complete in a pivotal Phase III trial for MOZOBIL in multiple myeloma, and a second pivotal Phase III trial in non-Hodgkin’s lymphoma is expected to complete enrollment soon. MOZOBIL has been granted orphan drug status in the United States and European Union and AnorMED has entered into a special protocol assessment agreement with the FDA.

2006-10-17 AnorMED and Genzyme Reach Agreement on Acquisition
Transaction Terms
Genzyme’s acquisition of AnorMED will take the form of an all cash tender offer to acquire all outstanding shares of AnorMED, which will expire at 8:00 a.m. (Vancouver time) on November 6, 2006. Genzyme may elect to extend its existing offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. AnorMED shareholders who have already tendered and have not withdrawn their shares to Genzyme’s offer need to take no further action to accept Genzyme’s offer. All AnorMED shareholders are eligible to receive the offer price per share of US$13.50, including shareholders who have already tendered their shares. As of 8:00 a.m. on October 17, 2006, approximately 3,120 AnorMED shares had been tendered and not withdrawn to Genzyme’s offer.
The support agreement with Genzyme also provides AnorMED with the right to withdraw, modify or change its support regarding Genzyme’s tender offer of US$13.50 per share in cash only if AnorMED’s Board of Directors receives a superior proposal prior to the expiry of the Genzyme tender offer. Genzyme has the right to match any such superior proposal made by another bidder. If AnorMED’s Board accepts a superior proposal after Genzyme does not match such proposal, Genzyme may be entitled to a payment of US$19.5 million from AnorMED.
The transaction has been approved by the Boards of Directors of both companies and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act. It is expected to be dilutive to Genzyme’s GAAP earnings through 2008 and accretive in 2009.
In association with the acquisition, Genzyme anticipates it will incur certain one time charges, which will be detailed after the close of the transaction.
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 unsolicited offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. On October 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders accept the October 5, 2006 offer from Sidney Acquisitions ULC, an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. These Directors’ Circulars describe the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer and accept the Millennium Offer. Investors and shareholders are strongly advised to read the Directors’ Circulars and Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circulars at www.sedar.com and the Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 — 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commissions in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULARS OR TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER AND MILLENNIUM OFFER.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme’s founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States.
With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic

2006-10-17 AnorMED and Genzyme Reach Agreement on Acquisition
testing. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.
About AnorMED Inc.
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.
Genzyme® and Thymoglobulin® are registered trademarks of Genzyme Corporation or its subsidiaries. All rights reserved.
FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: a support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at US$13.50 per outstanding share; the all cash tender offer expiring on November 6, 2006, unless extended by Genzyme; the enrolment expectations in a second pivotal Phase III trial for MOZOBIL; the expected launch date for MOZOBIL and the commercialization plans associated therewith; and AnorMED’s expectation that Genzyme may be entitled to payment of US$19.5 million from AnorMED if AnorMED’s Board accepts a superior proposal that Genzyme decides not to match.
With respect to the forward-looking statements contained in this news release, AnorMED has made numerous assumptions regarding, among other things: Genzyme’s ability to acquire AnorMED in an all cash transaction valued at US$13.50 per outstanding share; the ability to complete enrollment in a second pivotal Phase III trial for MOZOBIL; the ability to obtain regulatory approvals for MOZOBIL; and the ability to successfully commercialize MOZOBIL. The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: Genzyme may not have the ability to acquire AnorMED in an all cash transaction valued at US$13.50 per outstanding share; AnorMED and/or Genzyme may not have the ability to complete enrollment in a second pivotal Phase III trial for MOZOBIL; AnorMED and/or Genzyme may not have the ability to obtain regulatory approvals for MOZOBIL; AnorMED and/or Genzyme may not have the ability to successfully commercialize MOZOBIL; unknown risks related to intellectual property matters; and competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements and associated risks set out in this news release, investors and shareholders are strongly advised to refer to the additional assumptions and risks set out in the section entitled “CAUTION REGARDING FORWARD-LOOKING STATEMENTS” in the Company’s Directors’ Circular dated September 5, 2006, available free of charge at www.sedar.com or from AnorMED’s Secretary. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

2006-10-17 AnorMED and Genzyme Reach Agreement on Acquisition
For further Information:
For AnorMED:
Company Contact: Kenneth Galbraith, Chairman and Interim CEO, Tel: 604-889-5320 or Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Email: knelson@anormed.com
Media Contact: Karen Cook, James Hoggan & Associates, Tel: 604-742-4252 or 739-7500, Email: kcook@hoggan.com or Shafiq Jamal,
Tel: 604-742-4269, Email: sjamal@hoggan.com
For Genzyme:
Sally Curley (investors), Tel: 617-768-6140
Dan Quinn (media), Tel: 617-768-6849